Akerman LLP

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Wayne A. Wald

T: 212 880 3841

F: 212 880 8965

wayne.wald@akerman.com

September 24, 2019

Via Edgar Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Theresa Brillant Ms. Lyn Shenk

Re:	Carrols Restaurant Group, Inc.
Form 10-K for the Fiscal Year Ended December 30, 2018, filed on March 7, 2019
Form 10-Q for the Fiscal Quarter Ended June 30, 2019, filed on August 9, 2019
(File No. 001-33174)

Dear Ms. Brillant and Ms. Shenk:

Set forth below is the response on behalf of Carrols Restaurant Group, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated September 12, 2019 (the “Comment Letter”) concerning the referenced Form 10-K for the Fiscal Year Ended December 30, 2018, which was filed with the Commission on March 7, 2019, and the Form 10-Q for the Fiscal Quarter Ended June 30, 2019, which was filed with the Commission on August 9, 2019. For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this comment response letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, the Company.

Form 10-K for the Fiscal Year Ended December 30, 2018

Item 6: Selected Financial Data, page 36

1.	We note your presentation of the non-GAAP measure Restaurant-Level EBITDA and that you present this measure because it excludes the impact of general and administrative expenses which are not directly related to restaurant-level operations. Please expand your disclosure on limitations of using this measure to explain the types of general and administrative costs that are being excluded. Additionally, disclose that although these costs may not be directly related to restaurant-level operations, profits at the restaurant level would not exist without these costs. See Item 10(e)(1)(i)(C) of Regulation S-K.

Ms. Theresa Brillant

Ms. Lyn Shenk

September 24, 2019

The Company will provide the following revised disclosure regarding the presentation of Restaurant-Level EBITDA in its future filings as requested by the Staff:

We present Restaurant-Level EBITDA because it excludes general and administrative expenses such as salaries and expenses associated with corporate and administrative functions that support the development and operations of our restaurants, legal, auditing and other professional fees, acquisition costs and stock-based compensation expense. Although these costs are not directly related to restaurant-level operations, these expenses are necessary for the profitability of our restaurants. Additionally, this financial measure may not be comparable to a similarly titled caption for other companies.

2.	Financial statements and other data presented in tabular form should read consistently from left to right in the same chronological order throughout the filing. Please revise your presentation throughout the filing in accordance with SAB Topic 11:E.

The Company will revise the disclosure as requested by the Staff in its future filings with the Commission.

Form 10-Q for the Fiscal Quarter Ended June 30, 2019

Note 2: Acquisitions, page 9

3.	Please disclose a qualitative description of the factors that make up the goodwill recognized in the Cambridge transaction in accordance with ASC 805-30-50-1(a).

The Company will revise the disclosure as requested by the Staff in its future filings with the Commission.

Very truly yours,

/s/ Wayne A. Wald
Wayne A. Wald

cc:	William E. Myers
Timothy LaLonde
Maria Mathews